Exhibit 99.7

Curaleaf Launches Fast Onset NANO Chews in Florida

New sugar-free, fast-acting edibles are available in all 33 Curaleaf Florida dispensaries

WAKEFIELD, Mass., Nov. 20, 2020 /CNW/ -- Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading U.S. provider of consumer products in cannabis, announced today the launch of its NANO Chews product in the Florida market. Curaleaf's sugar-free, fast-acting NANO Chews offer a reliable and consistent cannabis experience and are available at Curaleaf's retail locations across the state, including the two newest dispensaries which recently opened in Pensacola and Panama City.

Utilizing nano-emulsion technology, Curaleaf NANO Chews are ideal for patients seeking a faster onset time and more calibrated experience. With 5mg of THC per piece, NANO Chews are infused with small, water-soluble cannabinoids. This technology allows patients to feel the product's full effects in roughly half of the time of a traditional edible. NANO Chews are typically preferred among patients who are looking for quicker relief than traditional edibles offer. Curaleaf NANO Chews are available in the sugar-free flavor of Arctic Berry at launch, with additional flavors to follow, and Classic Chews, a more traditional edible, are also expected to launch in Florida in the coming weeks. Per Florida state regulations, the product does not contain any natural or artificial color additives.

Florida's Department of Health officially authorized medical applications of edibles in September. Prior to the announcement, Curaleaf released a selection of premium products in Florida, including first-to-market Sublingual Tablets, Select Elite Live cartridges, and RSO. Since then, the Company has debuted both NANO Drops and Live Blends in Florida, all of which cater to a variety of patient preferences.

"We're thrilled to bring NANO Chews to Florida," said Joe Bayern, President of Curaleaf. "This is the next step in delivering true innovation to the market. After receiving incredible feedback from patients in states where NANO Chews have already launched, we are confident that Floridians who've waited nearly four years for edibles will embrace a new kind of cannabis experience with NANO Chews."

Florida is an increasingly fast-growing medical marijuana market in the United States with over 430,000 registered medical patients. Curaleaf currently operates 33 dispensaries in Florida and 95 dispensaries nationwide. To see Curaleaf's dispensary locations in Florida, along with hours of operation and contact information, please visit www.curaleaf.com/locations/#florida.

About Curaleaf Holdings, Inc.

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading U.S. provider of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise and reliability, the company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. Curaleaf currently operates in 23 states with 95 dispensaries, 23 cultivation sites and over 30 processing sites, and employs over 3,000 team members across the United States. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information please visit www.curaleaf.com.

INVESTOR CONTACT

Curaleaf Holdings, Inc.

Dan Foley, VP, Finance and Investor Relations

IR@curaleaf.com

MEDIA CONTACT

Curaleaf Holdings, Inc.

Tracy Brady, VP Corporate Communications media@curaleaf.com

FORWARD LOOKING STATEMENTS

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the product expansion of Curaleaf NANO Chews and Curaleaf Classic Chews in Florida. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed September 25, 2020, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

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SOURCE Curaleaf Holdings, Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2020/20/c5631.html

%SEDAR: 00037057E

CO: Curaleaf Holdings, Inc.

CNW 08:30e 20-NOV-20